Exhibit I

China Construction Bank

Debt Commitment Letter (“Commitment Letter”)

With Respect to China Ming Yang Wind Power Group Limited’s Going-Private

Transaction

Cheng Bian Hao (2016) No. ZS001

To:	Zhongshan Ruisheng Antai Investment Co., Ltd.

Upon examination and review of the merger loan application documents which your company submitted with respect to your proposed acquisition and going-private of China Ming Yang Wind Power Group Limited, we hereby agree to state the following terms and conditions and undertake to extend a merger loan in an amount of RMB 700 million to your company pursuant to such terms and conditions in connection with this project. The term of the loan shall be five years and the applicable loan interest rate for this project shall be the benchmark interest rate on the loan of the same term and category as published by the People’s Bank of China plus 10%, and shall be payable on a quarterly basis.

This commitment shall remain valid for a period of one year, starting from the date hereof, and may be extended only upon our consent. During the commitment period, this commitment is irrevocable unless any of the following events occurs: (i) failure by your company to satisfy any of the conditions precedent to the loan listed in the Memorandum on the Merger Loan under China Ming Yang Wind Power Group Limited’s Going-Private Transaction (the “Memorandum”); (ii) violation of any Certain Fund Conditions as defined in the Memorandum; or (iii) any material change in the acquisition plan or operating conditions of your company.

This Commitment Letter is made upon completion by us of a full due diligence review as well as examination and approval procedures as required for the provision of loans, and shall have legal effect. The Memorandum, which is attached hereto as an appendix, shall have the same force and effect as this Commitment Letter. This Commitment Letter shall be read together with the Memorandum.

We will extend the loan to your company in accordance with and subject to the terms and conditions set forth in this Commitment Letter and the Memorandum. Any loan-related contractual provisions not covered by this Commitment Letter or the Memorandum shall be drafted in the future in compliance with customary practice in the market. Specific rights and obligations related to the merger loan shall be as set forth in the loan contract to be formally executed by and between you and us. None of the rights and obligations contemplated by this commitment is assignable.

Your company agrees and shall ensure that the Founders (as defined in the Memorandum), the Borrower Group (as defined in the Memorandum) and their respective affiliates shall not seek any debt financing from any third party other than our bank with respect to China Ming Yang Wind Power Group Limited’s going-private transaction during the term of validity of this Commitment Letter.

The existence of this Commitment Letter and the Memorandum, as well as all the terms and conditions contained in this Commitment Letter and the Memorandum shall be treated by the parties as confidential information, which shall not be disclosed by any party to any third party (other than such party’s representative(s) who may need to know such information for the purpose of assessing the transaction referenced in this Commitment Letter), except as required by applicable laws (including but not limited to any stock exchange rules). If any party is legally required to disclose any information contained in this Commitment Letter or the Memorandum or file this Commitment Letter and the Memorandum with any competent stock exchange, administrative agency or governmental authority, such party shall give the other party reasonable prior notice of such disclosure or filing.

China Construction Bank, Guangdong Provincial Branch [seal]

Legal Representative or Authorized Signatory (signature): Hongmao Li

February 2, 2016

Memorandum on the Merger & Acquisition Loan under the Going-Private

Transaction of China Ming Yang Wind Power Group Limited

Date:	February 2, 2016

To:	Zhongshan Ruisheng Antai Investment Co., Ltd. (the “Company”)

From:	Guangdong Branch, China Construction Bank Limited

Subject:	Memorandum on Merger & Acquisition Loan under the Going-Private Transaction of China Ming Yang Wind Power Group Limited

With regard to the application documents submitted by the Company in relation to the merger & acquisition loan of the going-private of China Ming Yang Wind Power Group Limited (“China Ming Yang”), upon review and the decision of the China Construction Bank (the “Bank”), it is agreed that merger & acquisition loan facility in the sum of not more than RMB700 million shall be granted to the Company conditionally for the payment of the price of the going-private transaction of China Ming Yang. After communicating with the Company, we hereby summarise the terms of this merger & acquisition loan as below for the reference of the Company. Subject to the submission of loan drawdown request and the implementation of the following “Pre-conditions” and fulfilment of “Certain Fund Conditions” below, the Bank shall activate the merger & acquisition loan granting procedures. During the term of the loan, the Company shall fulfil the “Subsequent Requirements”, otherwise, the Bank is entitled to recover the loan in advance.

The meanings of abbreviations used in this memorandum are as follows:

Abbreviations	Definitions

Ming Yang Group	means China Ming Yang Wind Power Group Limited, its subsidiaries and associates

China Ming Yang	means China Ming Yang Wind Power Group Limited

Guangdong Ming Yang	means Guangdong Ming Yang Wind Power Industry Group Limited

Equity Investors	mean Guangdong Huifu Kaile Investment (LP) (transliteration) and the funds managed by it, Shenzhen Xinzhao Zhongan Capital Management Co., Ltd. (transliteration) and the funds managed by it, Shanghai Dajun Asset Management Fund (Limited Partnership) (transliteration) and the funds managed by it

Domestic and Overseas Intermediates	mean Ming Yang Wind Power Investment Holding (Tianjin) Co., Ltd. and overseas shareholders of Guangdong Ming Yang

Founders	mean Mr. Chuanwei Zhang (transliteration) and his wife Ms. Ling Lin (transliteration)

Yuan	means Renminbi yuan

SPV2	means the company established in accordance with the laws of China and wholly-owned by the Company directly

BVI1	means the company established in accordance with the laws of BVI and wholly-owned by SPV2 directly

BVI2	means the company established in accordance with the laws of BVI and wholly-owned by BVI1 directly

Merger Sub	means the company established in accordance with the laws of Cayman Islands and wholly-owned by BVI2 directly

Initial Debtors	mean the Company, SPV2, BVI1, BVI2 and Merger Sub collectively

Borrower Group	means the Company and its subsidiaries from time to time (including the Target Group after the merger of Merger Sub and China Ming Yang)

Target Group	means China Ming Yang and its subsidiaries from time to time

I.	Amount and Purpose of Loan

The amount of this merger & acquisition loan facility is not more than RMB700 million. The merger & acquisition loan shall be used for the payment of consideration of the going-privation transaction of China Ming Yang.

II.	Term of Loan

5 years from the first drawdown date of loan.

III.	Interest Rate of Loan

1.	[10]% above the benchmark rate of the same type and same tenor of People’s Bank of China on the value date. For every [12] months from the value date until the date of full repayment of principal and interest under the loan agreement, it shall be adjusted by reference to the benchmark rate on the interest rate adjustment date and the above percentage of increase. The interest rate adjustment date is the corresponding date of value date in the month of adjustment. If there is no corresponding date of value date in the month, the last day in the month shall be the interest rate adjustment date.

2.	Interest shall be settled quarterly and the settlement date shall be the [20th] day of the last month of each quarter. The Company shall pay the interest that is due and payable to the Bank on the settlement date.

IV.	Repayment Plan

The principal shall be repaid twice in each year after the first drawdown date and not less than RMB500,000 shall be repaid each time. All remaining outstanding principal shall be repaid when it is due.

V.	Early Repayment

Upon obtaining the consent of the Bank, the Company may repay all or part of the principal in advance and the Bank is entitled to collect a compensation calculated based on 0.1% per month of the principal repaid in advance according to the number of monthly instalments repaid in advance.

VI.	Guarantee and Pledge Arrangements

1.	Before the merger of Merger Sub and China Ming Yang

(i)	Pledge of all equity in the Company held by the Company shareholders;

(ii)	Pledge of all equity held in SPV2 by the Company;

(iii)	Pledge of all equity held in BVI1 by SPV2;

(iv)	Pledge of all equity held in BVI2 by BVI1;

(v)	Pledge of all equity held in Merger Sub by BVI2.

2.	After the merger of Merger Sub and China Ming Yang

(i)	Pledge of all equity in China Ming Yang held by all the shareholders of China Ming Yang;

(ii)	Pledge of all equity in Domestic and Overseas Intermediates held by China Ming Yang;

(iii)	Guangdong Ming Yang shall provide third party guarantee for this merger & acquisition loan;

(iv)	After the consolidation of domestic and overseas equity, if the pledge of all equity in Guangdong Ming Yang held by the shareholders of Guangdong Ming Yang should be discharged as required by actual conditions and when an application is made, the guarantee approved by the Bank must be ratified. The debt repayment between Guangdong Ming Yang and its shareholders is subordinate to this loan;

(v)	Other guarantees agreed between the Bank and the Company.

VII.	Certain Fund Period

The Loan Agreement shall include the relevant clauses of the “Certain Fund”, the contents of which are as follows:

The loan can be drawn down before the end of the Certain Fund Period and is subject only to the following conditions (“Certain Fund Conditions”):

1.	All criteria listed in the “Drawdown Criteria” below are to the satisfaction of the Bank in form and substance or are exempted by the Bank;

2.	The provision of loan by the Bank is not illegal;

3.	The non-occurrence of default events caused by the following matters: (a) The consequences of misrepresentation of the identity, rights and authorization, binding obligations of the initial debtor, the absence of illegality or conflicts, the validity of evidence, the ownership of the equity and assets used for providing guarantee and pledge and charge, the equal ranking of repayment responsibilities etc.; (b) the violation of the obligations of the initial debtor by itself regarding passive guarantee, financial liabilities, merger, guarantee, warranty, disposal of assets; (c) non-repayment, insolvency, bankruptcy and liquidation, illegality and void agreement;

4.	The delivery of the relevant drawdown request pursuant to the Loan Agreement.

For such purposes, the “Certain Fund Period” in the Loan Agreement shall be defined as “the period between the date of signing of the Loan Agreement to the earlier of the two dates below: (A) the last day of the drawdown period applicable for the loan, and (B) the date on which the loan amount will be paid under the Loan Agreement.”

During the Certain Fund Period, regardless any other clauses, stipulations, statement or circumstances, the Bank agrees that the drawdown amount under the loan will only be subject to the satisfaction of the Certain Fund Conditions (or the exemption by the Bank), in addition (in the case of the satisfaction of the Certain Fund Conditions or the exemption by the Bank) the Bank will not exercise any rights (including the rights to offset or propose counter claims) which may affect or prevent the drawdown or its application for the purposes allowed. When the Certain Fund Period expires, the Bank can use and retain all its rights or remedies (no matter such rights or remedies are related to the events or circumstances which occur or exist within, before, upon the expiry or after the expiry of the Certain Fund Period), even though within the Certain Fund Period the Bank does not have such rights or remedies.

VIII.	Before the merger & acquisition loan is issued, your company shall cooperate to implement the following [pre-conditions]:

1.	The equity investment of Mr. Chuanwei Zhang and the equity investors in your company shall not be lower than 50% of the total consideration of this privatization transaction; that means the payment amount of the merger & acquisition loan of the Bank shall not exceed 50% of the total amount of this going private transaction, and which shall not exceed RMB700 million.

2.	Your company shall open a basic account and a special account for the merger & acquisition loan with the Bank, and the fund flows of the special account is subject to the supervision of the Bank; your company shall not open accounts with other financial institutions without the consent of the Bank.

3.	Before the merger & acquisition loan is issued, the equity investment of Mr. Chuanwei Zhang and the equity investor in your company shall be deposited in the special accounts opened with the Bank, which will be subject to the supervision of the Bank.

4.	Before the merger & acquisition loan is issued, the initial debtor and China Ming Yang shall obtain the approval, authorization or filing documents of the relevant government departments or regulatory authorities in China in respect of this privatization transaction according to the local laws and administrative regulations, obtain the resolution of the special committee and other key documents so as to ensure that this transaction conforms to the regulatory requirements of the countries where both parties to the transaction are located.

5.	Before the merger & acquisition loan is issued, the founder of Ming Yang Group shall provide joint and several liability guarantee for the merger & acquisition loan provided by the Bank, and at the same time, Mr. Chuanwei Zhang and the equity investor will pledge all the equity of your company that they hold to the Bank.

6.	Before the merger & acquisition loan is issued, the founder of Ming Yang Group shall make a written undertaking: he shall maintain his controlling status in Ming Yang Group unchanged during the duration of the merger & acquisition loan; if the acquisition price is increased due to circumstances such as higher acquisition premium, changes in foreign exchange rates etc, the founder shall top up additional investment via the increase of capital of your company; before the full repayment of the loan of the Bank, he shall not pledge or create charges on the plants, land, equipment and trademarks and other main assets of Ming Yang Group which have not been pledged or charged to third parties other than the Bank.

7.	To provide the constitution documents of each initial debtor (including the approval required for its establishment, its registration, filing documents).

8.	To provide the internal authorization documents of each initial debtor (board resolutions or shareholder resolutions).

9.	To provide the internal authorization documents of China Ming Yang in respect of the privatization transaction.

10.	The Loan Agreement has been signed.

11.	Each initial debtor has signed the relevant account supervision agreement with the Bank.

12.	All the supervisory accounts of the initial debtors have been set up.

13.	All the relevant guarantee documents for the guarantee which must be completed before the merger have been signed, and all the proper procedures of the guarantee have been completed.

14.	All the transaction documents under the privatization transaction of China Ming Yang have been signed, all the criteria (including all the procedures of government approval, registration, filing, the approval of the special committee etc. required for the purpose of privatization, other than the payment of the price of the privatization) as well as the documents and requirements which are usually used as criteria of similar loans which must be satisfied under the privatization have been satisfied.

15.	The Legal Opinion which is reasonable and to the satisfaction of the Bank, which is issued by the legal advisor of the Bank in respect of all the financing documents of the jurisdictions mentioned, such documents serve as criteria.

16.	Other than the liabilities among the initial debtors and this merger & acquisition loan to be granted by the Bank to your company, the initial debtors do not have other financial liabilities.

17.	The expenses and costs under the financing documents which must be paid by the initial debtors have been paid.

If any of the above [condition] cannot be satisfied, the Bank will not be able to issue this merger & acquisition loan according to the letter of intention or letter of undertaking of the loan.

IX.	During the duration of the merger & acquisition loan, your company shall also cooperate to implement the [subsequent conditions] below:

1.	After the loan is issued, the funds of the loan of the Bank are not to enter into the securities market, futures market illegally, and not be used in the production and operation of fields and for the purposes prohibited by the state.

2.	The related companies in China and abroad into which the funds of the merger & acquisition loan flow need to open special accounts for merger and acquisition with the subsidiaries of the Bank (in China or abroad), which will be used for receiving and paying the merger and acquisition funds, to ensure that the whole processes are subject to the supervision of the Bank.

3.	The registration of the merger and acquisition plan with the registry of the Cayman company shall be completed, proving that the privatization transaction has been completed.

4.	All the proper procedures of the guarantee which must be completed after the merger, shall be completed within [60] days after the merger has been completed.

5.	Within the duration of the merger & acquisition loan, your company shall fulfill the credit rating of no lower than level 10 of the Bank, its asset-liabilities ratio shall not be higher than 75%, while its current ratio shall not be lower than 1.0.

6.	Within the duration of the merger & acquisition loan, the borrower group shall not provide external guarantee with its credit or assets, without the consent of the Bank.

7.	Within the duration of the merger & acquisition loan, your company shall maintain the status of Mr. Chuanwei Zhang as de facto controlling party unchanged.

8.	Within the duration of the merger & acquisition loan, your company and China Ming Yang, Guangdong Ming Yang shall not issue debts which rank before our loan.

9.	Your company shall not carry out long term investment to companies outside the group unless it is used for this merger and acquisition transaction.

10.	Before the loan of the Bank is fully repaid, the shareholders of your company shall not exit their investment.

11.	Within the duration of the merger & acquisition loan, the written consent of the Bank is required for additional substantial investment of Guangdong Ming Yang; the asset-liabilities ratios of Guangdong Ming Yang itself and its consolidated (financial) statements shall not exceed 75%.

12.	Within the duration of the merger & acquisition loan, the founder and the companies under his control shall not carry out contract violation, law violation and regulation violation acts.

13.	Within the duration of the merger & acquisition loan, the percentage of funds of the founder of Ming Yang Group and the companies under his control as a whole which are settled through the accounts of the Bank shall not be lower than the percentage of usage of credit granted by the Bank.

If any of the above [subsequent conditions] cannot be satisfied, and it is not remedied within 90 consecutive days in order to satisfy that subsequent condition, the Bank has the right to announce that this merger & acquisition loan is due immediately, and recover the loan in advance.

X.	Representations and warranties

The following representations and warranties in similar going-private transactions will be included, including but not limited to:

1.	Identity;

2.	Binding obligations;

3.	Absence of illegality or conflict;

4.	Power and authorization;

5.	Insolvency;

6.	Absence of contract violation;

7.	Absence of wrong information;

8.	Absence of major litigation and government proceedings;

9.	Absence of substantial law violation or violation of other contracts;

10.	Validity of the guarantee;

11.	Validity of the investment agreements and shareholder documents of the borrower and those of each of its subsidiary;

12.	Validity of the merger agreement;

13.	Equal repayment ranking with other debts.

XI.	Default events

This shall include the default clauses in similar privatization transactions, including but not limited to:

1.	Non-payment (including interest, principal, expenses etc);

2.	Violation of financial and other undertakings;

3.	Misrepresentation;

4.	Cross-default;

5.	Insolvency;

6.	Bankruptcy and liquidation;

7.	Material negative impact;

8.	Illegality;

9.	Stoppage of operation;

10.	Major litigation.

The above loan conditions are basic conditions. If there are further adjustments or supplements, the Bank has the right to further specify them in the related agreements of the merger & acquisition loan.

China Construction Bank Co., Ltd
Guangdong Branch

2 February 2016

[seal of China Construction Bank Co., Ltd Guangdong Branch]